Exhibit 1.01

Conflict Minerals Report

Kohl’s Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for calendar year 2014, as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is June 1, 2015.

Unless the context indicates otherwise, the terms “Kohl’s,” “we,” “us” and “our” refer to Kohl’s Corporation and its consolidated subsidiaries.

As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains “forward-looking statements” made within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “anticipates,” “plans,” “may,” “intends,” “will,” “should,” “expects” and similar expressions or the use of the future tense are intended to identify forward-looking statements. In addition, any statements that do not relate to historical or current facts or matters are forward-looking statements. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements within this document include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all; (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals; and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document or to reflect the occurrence of unanticipated events.

Applicability of the Conflict Minerals Rule to Our Company

We operate department stores and a website (www.kohls.com) that sell moderately priced private label, exclusive and national brand apparel, footwear, accessories, beauty and home products. Many of the products that we sell are third-party, national brand products that are available from many retailers, including Kohl’s, and therefore not in-scope for purposes of our Conflict Minerals Rule compliance. We also sell private and exclusive brands that can be found only at Kohl’s. Most of our private brands are well-known established brands such as Apt. 9, Croft & Barrow, Jumping Beans, SO and Sonoma Life + Style. Our exclusive brands generally are developed and marketed through exclusive license agreements with nationally-recognized brands and personalities like Food Network, Jennifer Lopez, Marc Anthony, Rock & Republic and Simply Vera Vera Wang.

We believe that we are subject to the Conflict Minerals Rule because of the degree of influence that we exercise over some of the materials, parts, ingredients or components of some of the private and exclusive brand products that are manufactured for us and that contain necessary Conflict Minerals. However, for some of our private and exclusive brand products, we exercise no influence over the materials, parts, ingredients or components of the products. Our involvement with those products is limited to having the manufacturer affix our private or exclusive brand name to the products. Those products and the related suppliers are therefore not in-scope for purposes of our compliance with the Conflict Minerals Rule. We do not manufacture any products.

We do not directly source Conflict Minerals from mines, smelters or refiners and believe that we are many levels removed from these market participants. We therefore have limited influence over them. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain and competitive factors affecting our supplier base, we have challenges identifying market participants upstream from our direct suppliers. However, through the efforts described below, we seek to ensure that our private and exclusive brand suppliers’ sourcing practices are consistent with our Conflict Minerals Policy described below.

For 2014, notwithstanding our due diligence efforts discussed herein, we were unable to determine the origin of at least a portion of the necessary Conflict Minerals in each of the products that we contracted to manufacture. However, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. We did not conclude that any of our products were “DRC conflict free.” The terms “adjoining country,” “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

Our Conflict Minerals Policy

We are committed to sourcing products from companies that share our values around human rights, ethics and environmental responsibility. To this end, we have adopted a company policy for the Conflict Minerals that are in our supply chain (“Conflict Minerals Policy”). The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	Adopt and maintain a policy to reasonably assure that the Conflict Minerals in the products supplied to Kohl’s are conflict free.

2.
Establish their own due diligence programs to ensure conflict-free supply chains and take any other steps necessary to abide by the contractual certifications, warranties, covenants and representations provided to Kohl’s. Supplier due diligence programs are expected to be designed in conformity with the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals From Conflict-Affected and High-Risk Areas (the "OECD Guidance").

3.
Cooperate with our Conflict Minerals due diligence process, including by providing us, from time to time, with written certifications and other information concerning the origin of Conflict Minerals included in products supplied to Kohl’s. As part of our process, suppliers of Kohl’s private and exclusive-brand products will be expected to complete the Conflict-Free Sourcing Initiative’s (the “CFSI”) Conflict Minerals Reporting Template.

4.	Support industry efforts to enhance traceability and responsible practices in global mineral supply chains.

Under our Conflict Minerals Policy, we reserve the right to require from any supplier at any time such additional information, certifications and documentation as we deem necessary to monitor or assess compliance with the Conflict Minerals Policy or other contractual certifications, warranties, covenants and representations provided to us.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2014, we conducted a “reasonable country of origin inquiry.” Inquiries were made of all suppliers that provided Kohl’s with private or exclusive brand products during 2014, regardless of whether the degree of influence we actually exercised over the materials, parts, ingredients or components of the products brought them in-scope for purposes of our compliance with the Conflict Minerals Rule. We refer below to our suppliers of private or exclusive brand products for 2014 as “Suppliers.”
For 2014, the Suppliers identified to us five smelters and refiners as having processed the necessary Conflict Minerals contained in our potentially in-scope products. Based on our reasonable country of origin inquiry, we concluded that two of these smelters and refiners sourced entirely from outside of the DRC and its adjoining countries, as described under “Product, Smelter, Refiner and Country of Origin Information.” Our conclusion was based on analysis conducted by the service provider (the “Service Provider”) that we retained to assist us with the collection, validation and review and analysis of the information received from the Suppliers. Some of the compliance activities described in this Conflict Minerals Report were performed by the Service Provider on our behalf.
Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2014. These due diligence efforts are discussed below.
For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence.

Due Diligence Program Design

Design Framework

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the OECD Guidance (Second Edition 2013).

Selected Elements of Design Framework

The OECD Guidance established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the Conflict Minerals contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps. Selected due diligence measures that we took in respect of 2014 are discussed under “Due Diligence Program Execution.”

1.	OECD Guidance Step One: “Establish strong company management systems”

a.	We have a Conflict Minerals Policy. The Conflict Minerals Policy is posted on our website.

b.
We have a working group led by our Senior Vice President, Assistant General Counsel charged with managing our Conflict Minerals compliance strategy. Some of the functional areas participating in the working group include Product Development, Social Compliance and Finance. We also include merchants and sourcing personnel in the compliance process. We supplement our compliance efforts with specialist outside counsel and the Service Provider.

c.
We communicate to our relevant merchants and other selected internal personnel our commitment to compliance with the Conflict Minerals Rule. We do so by email, telephone and in-person meetings. In addition, our senior leadership, selected Product Development team members, merchants and selected other internal personnel are educated and briefed on the Conflict Minerals Rule and our compliance plan.

d.
Our Merchandise Purchase Order Terms & Conditions contain terms to help ensure vendor compliance with our Conflict Minerals compliance expectations, including a provision requiring all suppliers to certify, warrant, covenant and represent that all merchandise sold to Kohl’s will be free of any Conflict Minerals financing conflict in the DRC or an adjoining country.

e.	Through the Service Provider, we use the Conflict Minerals Reporting Template developed by the CFSI to identify smelters and refiners in our supply chain.

f.
Records of due diligence processes, findings and resulting decisions and any other business records relating to Conflict Minerals due diligence are retained for at least five years. These records are retained on our behalf by the Service Provider and are generally stored in an electronic format.

g.	We participate in the Conflict Minerals Working Group of the National Retail Federation.

h.	We have mechanisms for employees, suppliers and other interested parties to report potential violations of our Conflict Minerals Policy, including e-mail and telephone hotline reporting mechanisms.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.
The Service Provider requests by email that suppliers provide us with information, through the completion of a CFSI Conflict Minerals Reporting Template or its equivalent survey mechanism, concerning the usage and source of Conflict Minerals in their products, as well as information concerning their related compliance measures. Both we and the Service Provider follow up multiple times, if required, by email or phone with suppliers that do not respond to the request within the specified time frame.

b.
The Service Provider reviews the responses received from suppliers for plausibility, consistency and gaps. It follows up by email or phone with suppliers that submit a response that triggers specified quality control flags.

c.
Smelter and refiner information provided by suppliers is reviewed against the Service Provider's internal database. To the extent not in that database, it requests that the supplier confirm that the listed entity is a smelter or refiner.

d.
Smelter and refiner information also is reviewed by the Service Provider against the lists of compliant and active, or the equivalent, smelters and refiners published by the CFSI, the London Bullion Market Association (“LBMA”) and the Responsible Jewellery Council (“RJC”).

e.
To the extent that a smelter or refiner identified by a supplier is not listed as compliant or the equivalent by an independent third-party, the Service Provider attempts to contact the smelter or refiner to gain more information about its sourcing practices, including countries of origin and transfer and whether there are internal due diligence procedures in place or other processes that the smelter or refiner takes to track the chain of custody on the source of its Conflict Minerals. Internet research is also performed to determine whether there are any outside sources of information regarding the smelter's or refiner’s sourcing practices. “Red flags” are assigned to smelters and refiners where there is evidence of sourcing from a “Level 2 country” (i.e., a known or plausible country for smuggling out of the DRC region, export or transit) or declaration of sourcing from countries which are unknown reserves for a given metal. Compliant smelters and refiners are reviewed against the Service Provider’s internal country of origin database.

f.
If a supplier does not provide information concerning the processors of Conflict Minerals in its supply chain, the Service Provider requests information on the suppliers' Tier 2 suppliers. The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, are then contacted by the Service Provider following the procedures described above.

g.	Based on the information furnished by our suppliers, the Service Provider and other information known to us, we assess the risks of adverse impacts.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.
Our Senior Vice President, Assistant General Counsel charged with managing our Conflict Minerals compliance strategy periodically reports the findings of our supply chain risk assessment to our senior leadership.

b.	We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, if a smelter or refiner is identified, the Service Provider consults information concerning independent third-party audits of smelters and refiners made available by the CFSI, the LBMA and the RJC.

5.	OECD Guidance Step 5: “Report on supply chain due diligence”

a.
We file a Form SD, and to the extent applicable a Conflict Minerals Report, with the Securities and Exchange Commission, and make available on our website information from the Form SD and the Conflict Minerals Report.

b.	We include information concerning Conflict Minerals compliance in our Corporate Social Responsibility Report, which we make publicly available on our website.

Due Diligence Program Execution

In connection with our Conflict Minerals due diligence in respect of 2014, we performed the following due diligence measures. These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. For a discussion of the design of our due diligence measures, please see “Due Diligence Program Design.”

1.
The Service Provider requested by email that the Suppliers provide us with a completed Conflict Minerals Reporting Template. An email also was sent that described our compliance program requirements and included a link to the Service Provider’s on-line supplier education portal and contact email addresses and telephone numbers for obtaining answers to questions and/or guidance on completing our survey request.

2.
The Service Provider followed up by email or phone with all Suppliers that did not respond to the request within a specified time frame. To the extent that, after the foregoing efforts, the Supplier did not provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by our personnel or our representatives to the Supplier. Responses were received from 93% of the Suppliers.

3.
The Service Provider reviewed the responses received from the Suppliers based on its internally-developed written review criteria for plausibility, consistency and gaps. As part of that review, if a Supplier indicated that there were no Conflict Minerals in the products that it supplied to us, the Service Provider reviewed those responses for plausibility and Suppliers were also given an opportunity to provide a certification of that determination. The Service Provider followed up by email or phone with the Suppliers that submitted a response that triggered specified quality control flags.

4.
The Service Provider reviewed the smelters and refiners identified by the Suppliers against those contained in its internal database. To the extent not in that database, it requested that the Supplier confirm that the listed entity is a smelter or refiner.

5.
With respect to those completed responses that identified a smelter or refiner, the Service Provider also reviewed that information against the lists of compliant and active, or the equivalent, smelters and refiners published by the CFSI, the LBMA and the RJC. Of the five smelters and refiners identified by Suppliers as having supplied Conflict Minerals contained in our in-scope products, three were listed as compliant or the equivalent by an independent third-party as of April 14, 2015 and two were listed as active by the CFSI.

6.
With respect to those smelters and refiners identified by a Supplier that were not listed as compliant or the equivalent by an independent third-party, the Service Provider attempted to contact the smelter or refiner and/or consulted publicly available information to attempt to determine the minerals processed by the smelter or refiner, the country of origin, whether the Conflict Minerals were from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country and the smelter or refiner's due diligence measures.

7.
For those Suppliers that did not provide information concerning the processors of Conflict Minerals in their supply chain, the Service Provider requested information on the Suppliers’ Tier 2 suppliers. The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, were then contacted by the Service Provider.

8.
Our Senior Vice President, Assistant General Counsel charged with managing our Conflict Minerals compliance strategy periodically reported the findings of our supply chain risk assessment to our senior leadership.

9.	We included information concerning Conflict Minerals compliance in our 2014 Corporate Social Responsibility Report, which is publicly available on our website.

10.	In addition, to mitigate the risk that the necessary Conflict Minerals contained in our in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country:

a.	We published an updated Conflict Minerals Policy, which was communicated to the Suppliers.

b.
As part of its outreach on our behalf, the Service Provider furnished the Suppliers with or made available to them written information discussing the Conflict Minerals Rule, the OECD Guidance and our compliance requirements.

c.	Through the Service Provider, compliance training and other compliance resources were made available to our Suppliers.

Product, Smelter, Refiner and Country of Origin Information

In-Scope Products

See “Applicability of the Conflict Minerals Rule to Our Company” for further information concerning our potentially in-scope products. For a further discussion of our products generally, see our Annual Report on Form 10-K for the fiscal year ended January 31, 2015. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

Identified Smelters and Refiners

Due to the challenges of tracing a multi-tier supply chain, for 2014, we were unable to determine the smelters or refiners or countries of origin of at least a portion of the necessary Conflict Minerals contained in each of the products that we contracted to manufacture.

In connection with our reasonable country of origin inquiry or due diligence, as applicable, the Suppliers identified to us the facilities described below as having processed the necessary Conflict Minerals contained in our in-scope products in 2014. Due to our position in the supply chain, which is discussed earlier in this Conflict Minerals Report, we rely on our Suppliers for accurate smelter and refiner information and our reasonable country of origin inquiry and due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary Conflict Minerals contained in our in-scope products. Please see the notes following the table for additional information concerning the information in the table.

Smelter and Refiner and Country of Origin Information(1)

	Compliant
	DRC Region Sourced	Non-DRC Region Sourced	Active
Tantalum	0	0	0
Tin	1	1	2
Tungsten	0	0	0
Gold	0	2	0

__________

(1)    We note the following in connection with the information contained in the foregoing table:

(a)
The smelters and refiners reflected in the table were identified by the Suppliers. However, not all of the included smelters and refiners may have processed the necessary Conflict Minerals contained in our in-scope products, since Suppliers may have reported to us smelters and refiners that were not in their supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. The smelters and refiners reflected above may not be all of the smelters and refiners in our supply chain, since the Suppliers were unable to identify all of the smelters and refiners used to process the necessary Conflict Minerals content contained in our products and not all of the Suppliers responded to our inquiries.

(b)	All compliance status information in the table is as of April 14, 2015.

(c)
“Compliant” means that a smelter or refiner was listed as compliant with the Conflict-Free Smelter Program’s (“CSFP”) assessment protocols, including through mutual recognition, or was indicated as “Re-audit in process.” Included smelters and refiners were not necessarily Compliant for all or part of 2014 and may not continue to be Compliant for any future period.

(d)	“Active” means that the smelter or refiner was listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP.

(e)
“DRC Region” means the DRC and its adjoining countries. Origin information was derived from information provided by the Service Provider. Smelters and refiners are listed under each region from which they are believed to source.

(f)	The compliance status reflected in the table is based solely on information made publicly available by the CFSI, LBMA and/or RJC, without independent verification by us.

Countries of Origin

The identified countries of origin of the Conflict Minerals processed by the compliant smelters and refiners described in the table above may have included the countries in the categories listed below. We have not been able to reliably determine the country of origin of any of the other smelters and refiners described in the table.

Level 1 - Countries that are not identified as conflict regions or plausible areas of smuggling or export of from these regions of Conflict Minerals: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam and Zimbabwe.

Level 2 - Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing Conflict Minerals: Kenya, Mozambique and South Africa.

Level 3 - The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.

DRC - The Democratic Republic of the Congo.

For 2014, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country). An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country. However, we did not conclude for 2014 that any of our products were “DRC conflict free.”

We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed CFSI Conflict Minerals Reporting Template and through the other procedures followed by us and the Service Provider that are described in this Conflict Minerals Report.

Future Risk Mitigation Efforts

We intend to take the following additional steps during 2015, either directly or through the Service Provider, to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups:

1.	Utilize Revision 4.0 of the CFSI Conflict Minerals Reporting Template for our 2015 supplier outreach.

2.	Encourage Suppliers that provided company level information for 2014 to provide product level information for 2015.

3.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2014 to help ensure that they provide requested information for 2015.

4.	Communicate to new in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them.

All of the foregoing steps are in addition to the steps that we took in respect of 2014, which we intend to continue to take in respect of 2015, to the extent applicable.